UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ReNew Energy Global plc

(Name of Issuer)

ReNew Global Class A Shares, Nominal Value $0.0001 Per Share

(Title of Class of Securities)

G7500M 104

(CUSIP Number)

David S. Thomas, Esq.

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

(212) 902-1000

With a copy to:

Nallini Puri and Sarah Lewis

2 London Wall Place

London

EC2Y 5AU

+44 20 7614 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104

1.	Names of Reporting Persons The Goldman Sachs Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,133,476
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,133,476
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,133,476
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 12.1%[1]
14.	Type Of Reporting Person HC-CO

(1) Based on 282,366,725 Class A Shares (“Class A Shares”) of ReNew Energy Global plc (the “Issuer”) outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Goldman Sachs & Co. LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,133,476
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,133,476
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,133,476
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 12.1%[1]
14.	Type Of Reporting Person BD-PN-IA

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Wyvern Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,133,476
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,133,476
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,133,476
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 12.1%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,267,571
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,267,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,267,571
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 4.3%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GSCP VI Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,267,571
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,267,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,267,571
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 4.3%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Offshore Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,202,496
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,202,496
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,202,496
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 3.6%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GSCP VI Offshore Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,202,496
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,202,496
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,202,496
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 3.6%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,372,387
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,372,387
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,387
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.2%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Advisors VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,372,387
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,372,387
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,387
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.2%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons GS Capital Partners VI GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 436,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 436,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 436,908
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.2%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Goldman, Sachs Management GP GMBH
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 436,908
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 436,908
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 436,908
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.2%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2011 Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 211,628
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 211,628
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 211,628
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2011 Offshore Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 354,989
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 354,989
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,989
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%[1]
14.	Type Of Reporting Person CO

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street 2011, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 324,268
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 324,268
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,268
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street Opportunity Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 324,268
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 324,268
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,268
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Bridge Street 2011 Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 143,361
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 143,361
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,361
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,713,722
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,713,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,713,722
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.3%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons Broad Street Energy Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,038,323
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,038,323
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,038,323
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 2.5%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners Offshore Holding-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 849,924
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 849,924
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 849,924
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.3%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons West Street Energy Partners Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,474,677
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,474,677
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,474,677
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9% [1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2013, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 102,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 102,400
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,400
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 139,947
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 139,947
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,947
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person OO

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

CUSIP No. G7500M 104

1.	Names of Reporting Persons MBD 2013 Offshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,547
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,547
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,547
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%[1]
14.	Type Of Reporting Person PN

(1) Based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, nominal value of $0.0001 per share (“Class A Shares”), of ReNew Energy Global plc (the “Issuer”), a public limited company registered in England and Wales with registered number 13220321, which has its principal executive office at C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St James’s Square, London SW17 4LB, United Kingdom.

Item 2.	Identity and Background

This Statement is being filed jointly on behalf of:

(i) The Goldman Sachs Group, Inc., a Delaware corporation (“The Goldman Sachs Group”),

(ii) Goldman Sachs & Co. LLC, a New York limited liability company (“Goldman Sachs”),

(iii) GS Wyvern Holdings Limited, a company organized under the laws of Mauritius (“GSW”),

(iv) GS Capital Partners VI Fund, L.P., a Delaware limited partnership (“GS Capital Partners VI”),

(v) GSCP VI Advisors, L.L.C., a Delaware limited liability company (“GSCP VI Advisors”), the general partner of GS Capital Partners VI,

(vi) GS Capital Partners VI Offshore Fund, L.P., a Cayman Islands limited partnership (“GS Capital Partners VI Offshore Fund”),

(vii) GSCP VI Offshore Advisors, L.L.C., a Delaware limited liability company (“GSCP VI Offshore Advisors”), the general partner of GS Capital Partners VI Offshore Fund,

(viii) GS Capital Partners VI Parallel, L.P., a Delaware limited partnership (“GS Capital Partners VI Parallel”),

(ix) GS Advisors VI, L.L.C., a Delaware limited liability company (“GS Advisors VI”), the general partner of GS Capital Partners VI Parallel,

(x) GS Capital Partners VI GmbH & Co. KG, a German limited partnership (“GS Capital Partners VI GmbH”),

(xi) Goldman, Sachs Management GP GmbH, a German limited liability company (“Goldman Sachs Management GP”), the general partner of GS Capital Partners VI GmbH,

(xii) MBD 2011 Holdings, L.P., a Cayman Islands limited partnership (“MBD 2011 Holdings”),

(xiii) Bridge Street 2011, L.P., a Delaware limited partnership (“Bridge Street 2011”),

(xiv) Bridge Street Opportunity Advisors, L.L.C., a Delaware limit liability company (“Bridge Street Opportunity Advisors”), the general partner of Bridge Street 2011,

(xv) Bridge Street 2011 Offshore, L.P., a Cayman Islands limited partnership (“Bridge Street 2011 Offshore”),

(xvi) MBD 2011 Offshore Advisors, Inc., a Cayman Islands corporation (“MBD 2011 Offshore Advisors”), the general partner of MBD 2011 Holdings and Bridge Street 2011 Offshore,

(xvii) West Street Energy Partners, L.P., a Delaware limited partnership (“West Street Energy Partners”),

(xviii) West Street Energy Partners Offshore Holding-B, L.P., a Cayman Islands limited partnership (“West Street Energy Partners Offshore Holding-B”),

(xix) West Street Energy Partners Offshore, L.P., a Cayman Islands limited partnership (“West Street Energy Partners Offshore”),

(xx) Broad Street Energy Advisors, L.L.C., a Delaware limited liability company (“Broad Street Energy Advisors”), the general partner of West Street Energy Partners, West Street Energy Partners Offshore Holding-B and West Street Energy Partners Offshore,

(xxi) MBD 2013, L.P., a Delaware limited partnership (“MBD 2013”),

(xxii) MBD 2013 Offshore, L.P., a Cayman Islands limited partnership (“MBD 2013 Offshore”) and

(xxiii) MBD Advisors, L.L.C., a Delaware limited liability company (“MBD Advisors”), the general partner of MBD 2013 and MBD 2013 Offshore.

GSW is owned by each of GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, MBD 2011 Holdings, L.P., Bridge Street 2011, L.P., Bridge Street 2011 Offshore, L.P., West Street Energy Partners, L.P., West Street Energy Partners Offshore Holding-B, L.P., West Street Energy Partners Offshore, L.P., MBD 2013, L.P. and MBD 2013 Offshore, L.P., which are collectively referred to as the “GSW Investors.”

MBD Advisors, together with MBD 2013 Offshore, MBD 2013, Broad Street Energy Advisors, West Street Energy Partners Offshore, West Street Energy Partners Offshore Holding-B, West Street Energy Partners, MBD 2011 Offshore Advisors, Bridge Street 2011 Offshore, Bridge Street Opportunity Advisors, Bridge Street 2011, MBD 2011 Holdings, Goldman Sachs Management GP, GS Capital Partners VI GmbH, GS Advisors VI, GS Capital Partners VI Parallel, GSCP VI Offshore Advisors, GS Capital Partners VI Offshore Fund, GSCP VI Advisors, GS Capital Partners VI, GSW, Goldman Sachs and The Goldman Sachs Group are collectively referred to herein as the “GS Reporting Persons.”

The Goldman Sachs Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs, a New York limited liability company, is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs also serves as the manager for GSCP Advisors VI, GSCP VI Offshore Advisors, GS Advisors VI, Goldman Sachs Management GP, Bridge Street Opportunity Advisors, MBD 2011 Offshore Advisors, Broad Street Energy Advisors and MBD Advisors. Goldman Sachs also serves as investment manager for each of the GSW Investors. Goldman Sachs is a subsidiary of The Goldman Sachs Group. Each of the GSW Investors was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

Michael Bruun is a Managing Director of an affiliate of The Goldman Sachs Group, Inc. and may be deemed to have beneficial ownership of the shares held by GSW, for the limited purpose of this disclosure in accordance with the SEC rules and regulations. Each of the GSW Investors and Michael Bruun disclaims beneficial ownership of all such shares, except to the extent of their pecuniary interest therein, if any. The Goldman Sachs Group, Inc. may be deemed to have beneficial ownership of the shares held by GSW, for the limited purpose of this disclosure in accordance with the SEC rules and regulations.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of The Goldman Sachs Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Goldman Sachs Asset Management Division, which is responsible for making all investment decisions for the GSW Investors on behalf of Goldman Sachs, are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of GSW, GSCP VI Advisors, GSCP VI Offshore Advisors, GS Advisors VI, Goldman Sachs Management GP, MBD 2011 Offshore Advisors, Bridge Street Opportunity Advisors, Broad Street Energy Advisors and MBD Advisors are set forth in Schedule II-B hereto and are incorporated herein by reference.

During the past five years, none of the GS Reporting Persons (or, to the knowledge of the GS Reporting Persons, any of the persons listed on Schedules I, II-A, and II-B hereto), has (i) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the GS Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 99.4.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

On August 23, 2021 (the “Closing Date”), the Business Combination Agreement (the “Business Combination Agreement”) entered into on February 24, 2021 and amended on May 17, 2021 between RMG II, Philip Kassin solely in the capacity as the representative for the shareholders of RMG II (the “RMG II Representative”), the Issuer, ReNew Power Global Merger Sub (“Merger Sub”), ReNew Power Private Limited (“Renew India”) and certain shareholders of ReNew India (including GSW) (the “Major Shareholders”) was consummated.

Pursuant to the Business Combination Agreement, on the business day immediately prior to the Closing Date, Merger Sub, a subsidiary of the Issuer, merged with and into RMG Acquisition Corporation II (“RMG II”), a special purpose acquisition company (the “Merger”). As consideration, shareholders of RMG II received Class A Shares in exchange for their existing shares in RMG II and warrants for shares of RMG II became exercisable for Class A Shares of the Issuer. Subsequent to consummation of the Merger, on the Closing Date, GSW and the other Major Shareholders exchanged Ordinary Shares (“ReNew India Ordinary Shares”) of ReNew India for shares of the Issuer and/or cash. GSW exchanged 184,709,600 Renew India Ordinary Shares for 34,133,476 Class A Shares, 106,074,525 Class C Shares and $112.0 million.

Also pursuant to the Business Combination Agreement, all of the Series A compulsorily and fully convertible preference shares of Renew India, including those held by GSW, were converted into ReNew India Ordinary Shares on August 18, 2021. Subsequent to closing occurring under the Business Combination Agreement on the Closing Date (“Closing”), on August 26, 2021, GSW exchanged all of its 14,825,749 ReNew India Ordinary Shares for 12,289,241 Class C Shares.

GSW and its affiliates intend to dispose of at least 20,500,000 Class A Shares as soon as possible but, as of the date of this filing, GSW has not entered into any agreement to dispose of any such Class A Shares.

Registration Rights, Coordination and Put Option Agreement

At the Closing, the Issuer, certain shareholders of the Issuer (including GSW) (the “Significant Shareholders”), certain founding investors of Renew India (the “Founder Investors”) and ReNew India entered into the Registration Rights, Coordination and Put Option Agreement, pursuant to which, among other things, (i) the Significant Shareholders and the Founder Investors are entitled to certain registration rights in respect of the resale of Class A Shares and Class C Shares received in connection with the above described transactions (the “Significant Shareholder Registrable Securities”), (ii) the Significant Shareholders (other than GEF SACEF India (“SACEF”) and RMG Sponsor II, LLC (“RMG Sponsor”) (for so long as it is not an affiliate of the Issuer)) agreed to certain obligations to coordinate transfers and sales of Significant Shareholder Registrable Securities, (iii) the Founder Investors are entitled to require the Issuer to purchase certain ReNew India Ordinary Shares held by the Founder Investors and the Issuer will agree to register the Founder Investors’ Registrable Securities, subject to certain terms conditions and (iv) the Significant Shareholders (other than SACEF) and the Founder Investors agreed to certain post-Closing transfer restrictions in respect of shares of the Issuer held by them.

Registration Rights

Under the Registration Rights, Coordination and Put Option Agreement, the Issuer is required to file a registration statement on Form F-1 within thirty (30) days of the Closing for the resale of all of the securities that the parties to such agreement have agreed shall be registrable (“Registrable Securities”), pursuant to Rule 415 under the Securities Act, and use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable and to maintain such effectiveness until such time that there are no longer any Registrable Securities.

Sales by GSW pursuant to an underwritten offering conducted pursuant to the Registration Rights, Coordination and Put Option Agreement will, where the managing underwriter(s) appointed by the Issuer in respect of such offering advise that marketing factors require a cut-back in the number of Registrable Securities requested to be sold under the offering, have priority over proposed sales by other parties to that agreement under the following circumstances:

(i) if GSW is the Significant Shareholder initially requesting such offering, in respect of an amount of Registrable Securities equal to the greater of

(A) such number of Registrable Securities, when taken together with the amount of all Registrable Securities sold by GSW in all prior offerings requested by GSW, equal to 5% of the then issued and outstanding shares of the Issuer and

(B) such number of Registrable Securities as may be necessary to enable GSW to reduce (x) the GSW Total Equity Interest (as defined below) to 33% and/or (y) the GSW Voting Interest to 4.9% (as defined below); or

(ii) if GSW is not the Significant Shareholder initially requesting such offering, in respect of an amount of Registrable Securities as may be necessary to enable GSW to reduce

(A) the GSW Total Equity Interest to 33% and/or

(B) the GSW Voting Interest to 4.9%;

(each, a “GS Priority Offering”).

If GSW exercises its GSW Priority Offering right, in each subsequent offering that is not a GSW Priority Offering, each of the Significant Shareholders other than GSW will be entitled to have their Registrable Securities sold (pro rata to the number of Registrable Securities requested to be sold by each such Significant Shareholder in aggregate in each GSW Priority Offering) in priority to any Registrable Securities requested to be sold by GSW in such offering, until each such Significant Shareholder (other than GSW) has sold such number of Registrable Securities it had requested to sell and would have been entitled to sell in prior GSW Priority Offerings but for the exercise of the GSW Priority Offering right.

“GSW Total Equity Interest” means, with respect to GSW at a particular time of determination, the percentage equal to (a) the sum of (i) the number of ReNew India Ordinary Shares held by GSW at such time multiplied by 0.8289 (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Issuer’s shares or the ReNew India Ordinary Shares after the Closing), plus (ii) the number of Class A Shares and Class C Shares held by GSW at such time, divided by (b) the sum of (i) the number calculated pursuant to (a) above, plus (ii) the number of issued and outstanding Class A Shares as of such time that are held by persons other than GSW or any of its affiliates, plus (iii) the number of issued and outstanding Class C Shares as of such time, if any, that are held by persons other than GSW or any of its affiliates.

“GSW Voting Interest” means, with respect to GSW at a particular time of determination, the percentage equal to (a) the number of Class A Shares held by GSW or any of its affiliates as of such time, divided by (b) the aggregate number of Class A Shares, Class B Shares of the Issuer (the “Class B Shares”) and Class D Shares of the Issuer (the “Class D Shares”) issued and outstanding as of such time.

Coordination

Each Significant Shareholder (other than SACEF and, for so long as it is not an affiliate of the Issuer, RMG Sponsor) (each, a “Coordinating Significant Shareholder”) has agreed to use its best efforts to coordinate all sales and/or transfers of shares of the Issuer pursuant to (A) registered underwritten offerings of Registrable Securities, except for underwritten block trades conducted during the two (2) year period following Closing, and (B) any registered non-underwritten offering and sales pursuant to Rule 144 under the Securities Act (or any similar provision) until the earlier of (x) the date falling two (2) years after the Closing or (y) in respect of any particular Significant Shareholder, the date on which it holds an Effective Economic Interest (as defined below) less than or equal to 25% of the Effective Economic Interest it held immediately following the Closing. The agreement described in the preceding sentence does not apply to transactions:

(i) pursuant to an exception to such Significant Shareholder’s post-Closing lock-up; and

(ii) by GSW, to the extent a transfer of shares by the Issuer is (i) necessary to enable GSW to reduce (x) the GSW Total Equity Interest to 33% and/or (y) the GSW Voting Interest to 4.9%.

No later than ten (10) days prior to the commencement of each calendar quarter following the date that is 180 days following the Closing, each Coordinating Significant Shareholder shall provide the other Coordinating Significant Shareholders with a written notice of its intention to sell any shares of the Issuer during such calendar quarter (provided that the first notice shall be provided no later than ten (10) days after the date that is 180 days following the Closing and shall apply for that calendar quarter). Such notice shall facilitate all Coordinating Significant Shareholders electing to transfer shares of the Issuer to coordinate the timing and process for such transfers in an orderly manner. Each Coordinating Significant Shareholder receiving such notice shall be entitled to effect a transfer of such number of its shares of the Issuer during the relevant calendar quarter on a pro rata basis to the aggregate number of shares of the Issuer proposed to be transferred by the other Coordinating Significant Shareholders during that calendar quarter. Furthermore, any transfer of shares of the Issuer by a Coordinating Significant Shareholder or any issuance of shares by the Issuer which would result in change of control of the Issuer will not be consummated unless the Issuer has purchased in full all ReNew India Ordinary Shares that the Founder Investors have elected to sell to the Issuer in connection with such change of control pursuant to the Founder Investors’ put rights contained in the Registration Rights, Coordination and Put Option Agreement.

“Effective Economic Interest” means with respect to any Significant Shareholder or Founder Investor (each, an “Investor” and, collectively, the “Investors”) at a particular time of determination, the percentage equal to (a) the number of such Investor’s Equivalent Economic Beneficial Shares (as defined below) as of such time, divided by (b) the number of Equivalent Outstanding Beneficial Shares (as defined below) as of such time.

“Equivalent Economic Beneficial Shares” means with respect to an Investor as of a particular time of determination, an amount (rounded down to the nearest whole number) equal to (a) (i) the number of ReNew India Ordinary Shares, if any, held as of such time by such Investor and its affiliates, multiplied by (ii) 0.8289 (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Issuer’s shares or the ReNew India Ordinary Shares after the Closing), plus (b) the number of Class A Shares, if any, held by such Investor and its affiliates as of such time, plus (c) the number of Class C Shares, if any, held by such Investor and its affiliates as of such time.

“Equivalent Outstanding Beneficial Shares” shall mean, as of a particular time of determination, an amount equal to (a) the aggregate of each Investor’s Equivalent Economic Beneficial Shares as of such time, plus (b) the number of issued and outstanding Class A Shares as of such time that are held by persons other than an Investor or any of its affiliates, plus (c) the number of issued and outstanding Class C Shares as of such time, if any, that are held by persons other than an Investor or any of its affiliates.

Lock-up

GSW has agreed, subject to certain exceptions, not to transfer any shares of the Issuer during the period commencing on the Closing Date and ending on the date that is 180 days following the Closing Date, except that, during such lock-up period, GSW will be permitted to sell shares of the Issuer held by it equal to the greater of (i) 5% of the total issued and outstanding shares of the Issuer as of immediately following the Closing; and (ii) such number of shares as may be necessary to enable GSW to reduce (A) the GSW Total Equity Interest to 33% and/or (B) the GSW Voting Interest to 4.9%; provided that any third party transferee of such shares from GSW shall also have agreed to be subject to the lock-up restrictions under the Registration Rights, Coordination and Put Option Agreement for the remainder of the lock-up period.

Shareholders Agreement

At the Closing, the Issuer entered into the Shareholders Agreement with certain shareholders (including GSW) (the “Shareholders Agreement Investors”), pursuant to which, among other things, the Shareholders Agreement Investors agreed on the composition of the board of directors of the Issuer (the “Renew Global Board”) and certain committees, including an audit committee, a remuneration committee, a nomination committee and a finance and operations committee. Certain of the Shareholders Agreement Investors, including GSW, have the right to appoint or reappoint certain directors to the ReNew Global Board. Pursuant to the Shareholders Agreement, GSW has the right to appoint one director to the Renew Global Board until the later of (i) the second anniversary of the Closing Date and (ii) so long as GSW, together with its affiliates, holds Class A Shares and Class C Shares that, together with any ReNew India Ordinary Shares held by GSW, represent an Effective Economic Interest (as defined in the Shareholders Agreement) of at least 10% (disregarding dilution resulting from certain share issuances by the Issuer). GSW has designated Mr. Michael Bruun to serve on the Renew Global Board.

The Issuer and the Shareholders Agreement Investors agreed to take all necessary actions to give effect to the director appointment rights of the applicable Shareholders Agreement Investors (including, with respect to the Shareholders Agreement Investors, voting their shares in the Issuer in favor of the appointment, reappointment or removal, as applicable, of such Shareholders Agreement Investors’ respective appointed directors).

Voting Agreement

At the Closing, pursuant to provisions in the articles of association of ReNew India, each of GSW, Canada Pension Plan Investment Board (“CPP Investments”) and the Founder Investors have undertaken that for so long as: (i) it holds equity shares of ReNew India (“Obligor Shares”), and (ii) to the extent that it was issued any Class B Shares or Class D Shares and remains entitled to vote on any such Class B Shares or Class D Shares, it shall (a) provide exclusive proxies on the Obligor Shares held by it to the authorized representative(s) of the Issuer, and do all other acts that may be required by the Issuer to ensure that the Issuer or its nominee exercises all voting rights on the Obligor Shares at all general meetings of the shareholders of ReNew India; and (b) in the event that the provisions of (a) above cannot be or have not been given effect to for any reason, if requested by the Issuer, vote on all Obligor Shares in the general meetings of the shareholders of ReNew India solely in compliance with the instructions of the Issuer, provided that the Issuer shall (i) exercise its right to vote on such equity shares in the same manner as it has voted on its own equity shares in ReNew India; (ii) for so long as GSW holds equity shares in ReNew India, vote on its own equity shares in ReNew India or exercise its right to vote on the equity shares on behalf of GSW, only with the prior written consent of GSW, in any matter to the extent such matter would result in (A) the amendment, variation or deletion of any provision in the articles of association of ReNew India relating to tax which would materially adversely affect GSW; or (B) any increase in GSW’s proportionate holding of equity shares that would materially adversely affect GSW; and (iii) for so long as any of GSW, CPP Investments or the Founder Investors hold equity shares in ReNew India, vote on its own equity shares in ReNew India or exercise its right to vote on the equity shares on behalf of such shareholder, only with the prior written consent of such shareholder, in any matter to the extent such matter would result in (A) an action being undertaken by ReNew India, or (B) an amendment to the rights attaching to the equity shares in ReNew India, in each case that would materially adversely and disproportionately affect the rights of such shareholder in ReNew India as compared to the securities of the other shareholders or materially adversely and disproportionately affect the effective economic interest of the shareholders in the Issuer, as compared to the economic interest of the other shareholders in the Issuer.

The Class C Shares

Each Class C Share shall automatically be re-designated as one Class A Share in the hands of a transferee (other than where such transferee is an affiliate, within the meaning of BHCA, of the transferor) upon the transfer of such Class C Share (including a transfer of depositary receipts or Identified Rights (as defined in the articles of association of the Issuer (the “A&R Articles”)) in respect of such Class C Shares) to such transferee, if such transfer is made:

(i) pursuant to a widespread public distribution, within the meaning of the BHCA;

(ii) to the Issuer;

(iii) in transfers in which no transferee (or group of associated transferees, within the meaning of the BHCA, of the transferring holder) receives equal to or more than 2% of the issued and outstanding Class A Shares (including depositary receipts or Identified Rights in respect of such Class A Shares) or a class of voting shares of the Issuer (including depositary receipts or Identified Rights (as defined in the A&R Articles) in respect of such voting shares) representing 2% or more of the voting power attached to such class of voting shares; or

(iv) to a transferee that controls more than 50% of the issued and outstanding Class A Shares (including depositary receipts or Identified Rights (as defined in the A&R Articles) in respect of such Class A Shares) and more than 50% of the issued and outstanding shares (including depositary receipts or Identified Rights (as defined in the A&R Articles) in respect of such shares) of each other class of voting shares of the Issuer (without including any Class C Shares or depositary receipts or Identified Rights (as defined in the A&R Articles) in respect of such Class C Shares transferred to such transferee).

As of the date hereof, GSW holds a total of 34,133,476 Class A Shares and 118,363,766 Class C Shares.

Without limiting the foregoing, the GS Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of Class A Shares, Class C Shares or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, securities of the Issuer (or any combination or derivative thereof). In particular and without limiting the foregoing, and subject to the terms of the above described agreements, the GS Reporting Persons intend, from time to time depending on the various factors described above, to dispose of Class A Shares and Class C Shares, including pursuant to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests or take-down notices in connection therewith.

In addition, the GS Reporting Persons may from time to time engage in discussions with management, the board of directors and/or other shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, delisting or deregistration of the Issuer.

Other than as described herein and subject to the terms of the applicable agreements described above, none of the GS Reporting Persons nor, to the best knowledge of the GS Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although subject to the applicable provisions of the agreements described above, the GS Reporting Persons or any of the persons listed on such Schedules hereto, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

References to and descriptions of the Business Combination Agreement, Registration Rights, Coordination and Put Option Agreement and Shareholders Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of the such agreements, which have been filed as Exhibits hereto and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Following the completion of the purchases described in Item 4 above, each of the GS Reporting Persons had the following beneficial ownership of Class A Shares of Issuer (percentages are based on 282,366,725 Class A Shares outstanding as of August 27, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on August 27, 2021):

(i) The Goldman Sachs Group had shared dispositive and voting power over 34,133,476 shares, representing 12.1% of the outstanding shares.

(ii) Goldman Sachs, by virtue of its status as manager for GSCP Advisors VI, GSCP VI Offshore Advisors, GS Advisors VI, Goldman Sachs Management GP, Bridge Street Opportunity Advisors, MBD 2011 Offshore Advisors, Broad Street Energy Advisors and MBD Advisors and the investment manager for each of the GSW Investors, had shared dispositive and voting power over 34,133,476 shares, representing 12.1% of the outstanding shares.

(iii) GSW had shared dispositive and voting power over 34,133,476 Class A Shares, representing 12.1% of the outstanding shares.

(iv) GS Capital Partners VI, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 12,267,571 shares, representing 4.3% of the outstanding shares.

(v) GSCP VI Advisors, by virtue of its status as the general partner of GS Capital Partners VI, had shared dispositive and voting power over 12,267,571 shares, representing 4.3% of the outstanding shares.

(vi) GS Capital Partners VI Offshore Fund, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 10,202,496 shares, representing 3.6% of the outstanding shares.

(vii) GSCP VI Offshore Advisors, by virtue of its status as the general partner of GS Capital Partners VI Offshore Fund, had shared dispositive and voting power over 10,202,496 shares, representing 3.6% of the outstanding shares.

(viii) GS Capital Partners VI Parallel, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 3,372,387 shares, representing 1.2% of the outstanding shares.

(ix) GS Advisors VI, by virtue of its status as the general partner of GS Capital Partners VI Parallel, had shared dispositive and voting power over 3,372,387 shares, representing 1.2% of the outstanding shares.

(x) GS Capital Partners VI GmbH, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 436,908 shares, representing 0.2% of the outstanding shares.

(xi) Goldman Sachs Management GP, by virtue of its status as the general partner of GS Capital Partners VI GmbH, had shared dispositive and voting power over 436,908 shares, representing 0.2% of the outstanding shares.

(xii) MBD 2011 Holdings, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 211,628 shares, representing 0.1% of the outstanding shares.

(xiii) Bridge Street 2011 Offshore, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 143,361 shares, representing 0.2% of the outstanding shares.

(xiv) MBD 2011 Offshore Advisors, by virtue of its status as the general partner of MBD 2011 Holdings and Bridge Street 2011 Offshore, had shared dispositive and voting power over 354,989 shares, representing 0.1% of the outstanding shares.

(xv) Bridge Street 2011, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 324,268 shares, representing 0.1% of the outstanding shares.

(xvi) Bridge Street Opportunity Advisors, by virtue of its status as the general partner of Bridge Street 2011, had shared dispositive and voting power over 324,268 shares, representing 0.1% of the outstanding shares.

(xvii) West Street Energy Partners, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 3,713,722 shares, representing 1.3% of the outstanding shares.

(xviii) West Street Energy Partners Offshore Holding-B, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 849,924 shares, representing 0.3% of the outstanding shares.

(xix) West Street Energy Partners Offshore, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 2,474,677 shares, representing 0.9% of the outstanding shares.

(xx) Broad Street Energy Advisors, by virtue of its status as the general partner of West Street Energy Partners, West Street Energy Partners Offshore Holding-B and West Street Energy Partners Offshore, had shared dispositive and voting power over 7,038,323 shares, representing 2.5% of the outstanding shares.

(xxi) MBD 2013, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 102,400 shares, representing 0.0% of the outstanding shares.

(xxii) MBD 2013 Offshore, by virtue of its status as a GSW Investor, had shared dispositive and voting power over 37,547 shares, representing 0.0% of the outstanding shares.

(xxiii) MBD Advisors, by virtue of its status as the general partner of MBD 2013 and MBD 2013 Offshore, had shared dispositive and voting power over 139,947 shares, representing 0.0% of the outstanding shares.

Each of the GS Reporting Persons disclaims beneficial ownership of shares in excess of that reported in this Item 5 and of the Class A Shares of the Issuer owned by the other GS Reporting Persons, except to the extent of its pecuniary interest in such Class A Shares.

In addition, by virtue of the rights and obligations under Registration Rights, Coordination and Put Agreement and the Shareholders’ Agreement, certain of the other parties to those agreements, their affiliates and the GS Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the GS Reporting Persons such other persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the GS Reporting Persons expressly disclaim membership in any such group. Such other persons have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

Michael Bruun is a Managing Director of an affiliate of The Goldman Sachs Group, Inc. and may be deemed to have beneficial ownership of the shares held by GSW, for the limited purpose of this disclosure in accordance with the SEC rules and regulations. Each of the GSW Investors and Michael Bruun disclaims beneficial ownership of all such shares, except to the extent of their pecuniary interest therein, if any. The Goldman Sachs Group, Inc. may be deemed to have beneficial ownership of the shares held by GSW, for the limited purpose of this disclosure in accordance with the SEC rules and regulations.

To the best knowledge of the GS Reporting Persons, except as otherwise described herein, no person named in Schedules I hereto is the beneficial owner of any Class A Shares. Except as otherwise described herein, no transactions in the Class A Shares were effected by the GS Reporting Persons or, to the best knowledge of any of the GS Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto, during the past 60 days.

Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares, if any, held in client accounts with respect to which The Goldman Sachs Group or a wholly-owned subsidiary has investment discretion, no other person is known by the GS Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares beneficially owned by the GS Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Goldman Sachs or another subsidiary of GS Group (collectively, “GS”) may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, (i) be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Issuer (the “Contracts”), and/or (ii) buy, sell and/or hold securities of the Issuer, which, in each of (i) and (ii), may be significant in amount. The profit, loss and/or return on such Contracts and transactions may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such Contracts and transactions.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Business Combination Agreement, dated as of February 24, 2021, as it may be amended from time to time, by and among the Issuer, RMG II, the RMG II Representative, Merger Sub, ReNew India and the Major Shareholders (incorporated by reference to Annex A to the proxy statement/prospectus included in the Issuer’s Form F-4 filed with the SEC on May 18, 2021).

99.2	Shareholders Agreement, dated as August 23, 2021, by and among the Issuer and each Shareholders Agreement Investor (incorporated by reference to Exhibit 4.5 to the Issuer’s Form F-4/A filed with the SEC on June 22, 2021).

99.3	Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Significant Shareholders, the Founder Investors and ReNew India (incorporated by reference to Exhibit 10.1 to the Issuer’s Form F-4/A filed with the SEC on June 22, 2021).

99.4	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of September 2, 2021, by and among the GS Reporting Persons.

99.5	Power of Attorney, relating to The Goldman Sachs Group, Inc. (filed herewith).

99.6	Power of Attorney, relating to Goldman, Sachs & Co. LLC (filed herewith).

99.7	Power of Attorney, relating to GS Wyvern Holdings Limited (filed herewith).

99.8	Power of Attorney, relating to GS Capital Partners VI Fund, L.P. (filed herewith).

99.9	Power of Attorney, relating to GSCP VI Advisors, L.L.C. (filed herewith).

99.10	Power of Attorney, relating to GS Capital Partners VI Offshore Fund, L.P. (filed herewith).

99.11	Power of Attorney, relating to GSCP VI Offshore Advisors, L.L.C. (filed herewith).

99.12	Power of Attorney, relating to GS Capital Partners VI Parallel, L.P. (filed herewith).

99.13	Power of Attorney, relating to GS Advisors VI, L.L.C. (filed herewith).

99.14	Power of Attorney, relating to GS Capital Partners VI GmbH & Co. KG (filed herewith).

99.15	Power of Attorney, relating to Goldman, Sachs Management GP GmbH (filed herewith).

99.16	Power of Attorney, relating to MBD 2011 Holdings, L.P. (filed herewith).

99.17	Power of Attorney, relating to Bridge Street 2011, L.P. (filed herewith).

99.18	Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C. (filed herewith).

99.19	Power of Attorney, relating to Bridge Street 2011 Offshore, L.P. (filed herewith).

99.20	Power of Attorney, relating to MBD 2011 Offshore Advisors, Inc. (filed herewith).

99.21	Power of Attorney, relating to West Street Energy Partners, L.P. (filed herewith).

99.22	Power of Attorney, relating to West Street Energy Partners Offshore Holding-B, L.P. (filed herewith).

99.23	Power of Attorney, relating to West Street Energy Partners Offshore, L.P. (filed herewith).

99.24	Power of Attorney, relating to Broad Street Energy Advisors, L.L.C. (filed herewith).

99.25	Power of Attorney, relating to MBD 2013, L.P. (filed herewith).

99.26	Power of Attorney, relating to MBD 2013 Offshore, L.P. (filed herewith).

99.27	Power of Attorney, relating to MBD Advisors, L.L.C. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2021

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GOLDMAN, SACHS & CO. L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS WYVERN HOLDINGS LIMITED

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2011 HOLDINGS, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BRIDGE STREET 2011 OFFSHORE, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2011 OFFSHORE ADVISORS, INC.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BRIDGE STREET 2011, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BRIDGE STREET OPPORTUNITY ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS OFFSHORE HOLDING-B, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET ENERGY PARTNERS OFFSHORE, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BROAD STREET ENERGY ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2013, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD 2013 OFFSHORE, L.P.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

MBD ADVISORS, L.L.C.

By: /s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Drew G. Faust	Professor and Former President of Harvard University
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Beth M. Hammack	Global Treasurer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal
Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.; Former Chair and Chief Executive Officer of E.I. du Pont de Nemours and Company
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn Ruemmler	Executive Vice President and Chief Legal Officer And General Counsel of The Goldman Sachs Group, Inc.
Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.
Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
Jessica R. Uhl	Chief Financial Officer Royal Dutch Shell plc
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset Management Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing GS Capital Partners VI, GS Capital Partners VI Offshore Fund, GS Capital Partners VI Parallel, GS Capital Partners VI GmbH, MBD 2011 Holdings, Bridge Street 2011 Offshore, Bridge Street 2011, West Street Energy Partners, West Street Energy Partners Offshore Holding-B, West Street Energy Partners Offshore, MBD 2013 and MBD 2013 Offshore.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of each of Michael Bruun, James Reynolds, Michele Titi-Cappelli and Jose Barreto is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Michael Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Nicole Agnew, Chris Kojima and Gregory Olafson are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy and Michael Hui is a citizen of the People’s Republic of China (Hong Kong permanent resident); Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

NAME	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Milton Millman	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Chris Kojima	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC
Carmine Venezia	Managing Director of Goldman Sachs & Co. LLC
Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Jose Baretto	Managing Director of Goldman Sachs International
Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-B

The name, position and present principal occupation of each executive officer and director of (i) GSW, (ii) GSCP VI Advisors, the sole general partner of GS Capital Partners VI, (iii) GSCP VI Offshore Advisors, the sole general partner of GS Capital Partners VI Offshore Fund, (iv) GS Advisors VI, the sole general partner of GS Capital Partners VI Parallel, (v) Goldman Sachs Management GP, the sole general partner of GS Capital Partners VI GmbH, (vi) MBD 2011 Offshore Advisors, the sole general partner of MBD 2011 Holdings and Bridge Street 2011 Offshore, (vii) Bridge Street Opportunity Advisors, the sole general partner of Bridge Street 2011, (viii) Broad Street Energy Advisors, the sole general partner of West Street Energy Partners, West Street Energy Partners Offshore Holding-B and West Street Energy Partners Offshore and (ix) MBD Advisors, the sole general partner of MBD 2013 and MBD 2013 Offshore, are set forth below.

The business address for all the executive officers and directors listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe L. Camu, James H. Reynolds, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Michele Titi-Cappelli, Maximilliano Ramirez-Espain, Tim Campbell, Alex Mignotte, Ana Estrada Lopez, Richard Spencer, James Garman and Emilie Railhac is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui, Michael Hui and Jay Hyun Lee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Mark Midle, Jason Kreuziger and David Campbell is 555 California Street, San Francisco, CA 94104. The business address of Clayton Wilmer, Michael Watts, Christopher (Chance) Monroe, Kyle Kendall, James Huckaby and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of each of Xiang Fan and Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil. The business address of Michael Schramm is Taunusanlage 9-10, 60329 Frankfurt am Main, Germany. The business address of Takuma Higuchi is Roppongi Hills Mori Tower 6-10-1, Roppongi, Minato-ku, Tokyo 106-6147, Japan. The business address of York Shin Lim Voon Kee, Chan Quet Yew Chan Hon Sen and Teddy Lo Seen Chong is Intercontinental Trust Limited Level 3, Alexander House, 35 Cybercity, Ebene 72201, Mauritius.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Alex Mignotte Emilie Railhac and Cedric Lucas are citizens of France; Adrian M. Jones is a citizen of Ireland; Mike Ebeling and Michael Schramm are citizens of Germany; Anthony Arnold, Tim Campbell; James Garman, Richard Spencer, Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ana Estrada Lopez and Maximilliano Ramirez-Espain are citizens of Spain, Michael Bruun is a citizen of Denmark; Harsh Nanda is citizen of India, David Campbell is a citizen of Australia, Nicole Agnew is a citizen of Canada, Cristiano Camargo is a citizen of Brazil, Xiang Fan is a citizen of the People’s Republic of China and Michael Hui and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident). Jay Hyun Lee is a citizen of the Republic of Korea. Takuma Higuchi is a citizen of Japan. York Shin Lim Voon Kee and Chan Quet Yew Chan Hon Sen are citizens of the Republic of Mauritius. Teddy Lo Seen Chong is a citizen of the Republic of Mauritius and Canada.

NAME	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Philippe L. Camu	Managing Director of Goldman Sachs International
Alex Chi	Managing Director of Goldman Sachs & Co. LLC
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Managing Director of Goldman Sachs & Co. LLC
Xiang Fan (Sean)	Managing Director of Goldman Sachs (Asia) L.L.C.
Jeffrey Fine	Managing Director of Goldman Sachs & Co. LLC
James Garman	Managing Director of Goldman Sachs International

Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
James H. Reynolds	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Managing Director of Goldman Sachs & Co. LLC
Richard Spencer	Managing Director of Goldman Sachs International
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Kirsten Anthony (Hagen)	Managing Director of Goldman Sachs & Co. LLC
Allison Beller	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Managing Director of Goldman Sachs International
Cristiano Camargo	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Campbell	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Managing Director of Goldman Sachs International
David Castelblanco	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Managing Director of Goldman Sachs & Co. LLC
William Chen	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Managing Director of Goldman Sachs & Co. LLC
Ana Estrada Lopez	Managing Director of Goldman Sachs International
James Huckaby	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Managing Director of Goldman Sachs International
Michael Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Managing Director of Goldman Sachs (Asia) L.L.C.
Lee Levy	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Managing Director of Goldman Sachs & Co. LLC
Alexandre Mignotte	Managing Director of Goldman Sachs International
Christopher Monroe (Chance)	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Managing Director of Goldman Sachs International
Andrew Rhee	Managing Director of Goldman Sachs & Co. LLC
Brady Schuck	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Managing Director of Goldman Sachs & Co. LLC
Peter Vermette	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Managing Director of Goldman Sachs & Co. LLC
Bin Zhu (Richard)	Managing Director of Goldman Sachs (Asia) L.L.C.
Susan Hodgkinson (Burt)	Managing Director of Goldman Sachs & Co. LLC
Maximilliano Ramirez-Espain	Managing Director of Goldman Sachs International
William Y. Eng	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President of Goldman Sachs & Co. LLC
Michael Watts	Managing Director of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President of Goldman Sachs & Co. LLC
Carey Ziegler	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President of Goldman Sachs & Co. LLC
Daniel Farrar	Vice President of Goldman Sachs & Co. LLC
Michael Schramm	Managing Director of Goldman Sachs International
York Shin Lim Voon Kee	Chief Executive Officer of Intercontinental Trust Ltd

Chan Quet Yew Chan Hon Sen	Partner of Andersen (Mauritius) Ltd
Takuma Higuchi	Vice President of Goldman Sachs Japan Co., Ltd.
Teddy Lo Seen Chong	Director of Goldman Sachs Investments (Asia) Limited
Michael J. Perloff	Managing Director of Goldman Sachs & Co. LLC
Kerri Bagnaturo	Vice President of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
Mark Midle	Managing Director of Goldman Sachs & Co. LLC
Jason Kreuziger	Managing Director of Goldman Sachs & Co. LLC
Darren Cohen	Managing Director of Goldman Sachs & Co. LLC
Hillel Moerman	Managing Director of Goldman Sachs & Co. LLC
Antoine Munfa	Managing Director of Goldman Sachs & Co. LLC
Ashwin Gupta	Managing Director of Goldman Sachs & Co. LLC
Holger Staude	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE III

The U.S. Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) violated Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by improperly relying on Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located. In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act. Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016). Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records. Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MBD”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.